UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.


                         SCHEDULE 13G


           Under the Securities Exchange Act of 1934
                     (Amendment No. _____)*

                Oacis Healthcare Holdings Corp.
-----------------------------------------------------------
                    (Name of Issuer)

                                    Common Stock
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               (Title of Class of Securities)

                                     671075109
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                       (CUSIP Number)
Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule
13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                    (Continued on following page(s))
                           Page 1 of 4 Pages

                       SCHEDULE 13G

CUSIP NO. 671075109
--------------------

1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. ABOVE PERSON

   Cognizant Corporation 06-1450569
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a)
                                                (b)
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3. SEC USE ONLY
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4. CITIZENSHIP OR PLACE OF ORGANIZATION
   Delaware
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NUMBER OF           5. SOLE VOTING POWER
SHARES                 1,100,661
                  -----------------------------------------
BENEFICIALLY        6. SHARED VOTING POWER
OWNED BY                -0-
EACH              -----------------------------------------
REPORTING           7. SOLE DISPOSITIVE POWER
PERSON                 1,100,661
WITH              -----------------------------------------
                    8. SHARED DISPOSITIVE POWER
                        -0-
                  -----------------------------------------
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
    1,100,661
-----------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
    CERTAIN SHARES*   (  )
-----------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
-----------------------------------------------------------
12. TYPE OF REPORTING PERSON*
    CO
-----------------------------------------------------------
               *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1 (a).   NAME OF ISSUER
                    Oacis Healthcare Holdings Corp.
-----------------------------------------------------------
ITEM 1 (b).   ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE
                    OFFICES
100 Drakes Landing Road, Suite 100, Greenbrae, CA 94904
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ITEM 2 (a).   NAME OF PERSON FILING
                    Cognizant Corporation(Cognizant)
----------------------------------------------------------
ITEM 2 (b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE
   The principal business offices of Cognizant are located at 200 Nyala Farms, Westport, Connecticut 06880.
-----------------------------------------------------------
ITEM 2 (c).   CITIZENSHIP
   Cognizant is incorporated in the State of Delaware
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ITEM 2 (d).   TITLE OF CLASS OF SECURITIES
                    Common Stock
-----------------------------------------------------------
ITEM 2 (e).   CUSIP NUMBER
                    671075109
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ITEM 3.
                 Not Applicable
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ITEM 4.       OWNERSHIP
    The following information is provided as of December 31, 1996:
    (a)  Amount Beneficially Owned
    Cognizant is the owner of record and beneficially of 1,100,661 shares of Common Stock.

(b)  Percent of Class:
     Cognizant - 10.9%

(c)  NUMBER OF SHARES AS TO WHICH COGNIZANT HAS:
     (i)   sole power to vote or to direct the vote:
           Cognizant -  1,100,661
    (ii)   shared power to vote or to direct the vote:
           Cognizant - None
    (iii)  sole power to dispose or to direct the
           disposition of:
           Cognizant - 1,100,661
    (iv) shared power to dispose or to direct the disposition of :
              Cognizant - None

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS
   Not Applicable
-----------------------------------------------------------

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
            ANOTHER PERSON
         Not applicable
------------------------------------------------------------
ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY
         See item 2 (a)
-----------------------------------------------------------
ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
         GROUP
         Not applicable
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ITEM 9.  NOTICE OF DISSOLUTION OF GROUP
         Not applicable
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ITEM 10.  CERTIFICATION
          Not applicable
------------------------------------------------------------


SIGNATURE
----------
     After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct.

     Dated:  February 7, 1997

                          COGNIZANT CORPORATION


                          By
                             ------------------------------
                             Name:  Kenneth S. Siegel
                             Title:  Senior Vice President
                                                       & General Counsel